Amendment to

Investment Sub-Advisory Agreement

This Amendment (the “Amendment”) to that Investment Sub-Advisory Agreement by and among State Farm Variable Product Trust (the “Trust”), State Farm Investment Management Corp. (the “Adviser”), and Barclays Global Fund Advisors (the “Sub-Adviser”) dated December 12, 1997 (the “Agreement”), is effective as of July 1, 2007.

WHEREAS, the Trust, the Adviser and the Sub-Adviser desire to amend the compensation provisions of the Agreement;

WHEREAS, the Trust has received all approvals of the Amendment required by Article 7 of the Agreement;

NOW THEREFORE, the parties hereby agree:

1.	Section 3.1 of Article 3 of the Agreement is deleted in its entirety and replaced with the following:

3.1 (a) For the services to be rendered, the facilities to be furnished and the payments to be made, as provided herein, the parties hereto agree that the Adviser shall pay to the Sub-Adviser for each of the Trust’s fiscal quarters on the last day of each such quarter:

(i)	with respect to the S&P 500 Variable Trust Index (also known as the Large Cap Equity Index Fund), a fee equal to 0.05% of the S&P 500 Variable Trust Index’s average daily net assets during such quarter;

(ii)	with respect to the Small Cap Variable Trust Index (also known as the Small Cap Equity Index Fund), a fee equal to 0.10% of the Small Cap Variable Trust Index’s average daily net assets during such quarter; and

(iii)	with respect to the International Variable Trust Index (also known as the International Equity Index Fund), a fee equal to 0.10% of the International Variable Trust Index’s average daily net assets during such quarter.

(b) The Adviser shall be responsible for payment of, and the Sub-Adviser agrees that it shall have no claim against the Trust or any Index Fund respecting, the Sub-Adviser’s compensation under this Agreement.

(c) During the term of this Agreement, the Sub-Adviser will bear all expenses incurred by it in connection with its services under this Agreement. The Sub-Adviser shall not be responsible for any expenses incurred by the Trust, the Index Funds or the Adviser.

2.	This Amendment supplements the Agreement and all of the terms and conditions of the Agreement continue to remain in full force and effect, provided that to the extent there is a conflict between this Amendment and the Agreement, the terms of this Amendment shall control. Except as otherwise specified herein, all capitalized terms used in this Amendment shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be executed on their behalf by their duly authorized officers as of the date first set forth above.

STATE FARM INVESTMENT MANAGEMENT CORP.		BARCLAYS GLOBAL FUND ADVISORS

By:	/s/ Edward B. Rust, Jr.	By:	/s/ Michael Latham
Name:	Edward B. Rust, Jr.	Name:	Michael Latham
Title:	President	Title:	Managing Director

STATE FARM VARIABLE PRODUCT TRUST

By:	/s/ Michael L. Tipsord	By:	/s/ Steven Wong
Name:	Michael L. Tipsord	Name:	Steven Wong
Title:	Senior Vice President and Treasurer	Title:	Principle